Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Independence Realty Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-218130) on Form S-3 and (No. 333-211566, No. 333-191612) on Form S-8 of Independence Realty Trust, Inc. of our reports dated February 22, 2019, with respect to the consolidated balance sheets of Independence Realty Trust, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Independence Realty Trust, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 22, 2019